Exhibit 99.2

Important Notice Regarding the Availability of Proxy Materials for the Special General Meeting

The Notice and Proxy Statement is available at www.proxyvote.com

ZIM INTEGRATED SHIPPING SERVICES LTD.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE
SPECIAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD
ON THURSDAY, APRIL 30, 2026

This proxy is solicited by the Board of Directors

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Noam Nativ and Tammy Hevrony, and each of them, as agent and proxy for the undersigned, with full power of substitution, to vote with respect to all of the ordinary shares, no par value (the “Shares”) of ZIM Integrated Shipping Services Ltd. (the “Company”), standing in the name of the undersigned at the close of business on Tuesday, March 31, 2026, at the Special General Meeting of Shareholders of the Company to be held at the Company's offices, 9 Andrei Sakharov Street, Haifa, Israel, on Thursday, April 30, 2026, at 4:00 p.m. (Israel time) and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows (the “Meeting”).

Important note concerning the Retention Bonus Proposals and the Compensation Policy Proposal: By executing this proxy card, you will be deemed to confirm that you do not have a conflict of interest (i.e., that you are not an “Interested Shareholder”) in the approval of the Retention Bonus Proposals and the Compensation Policy Proposal and your vote can therefore be counted towards or against the majority required for the approval of the Retention Bonus Proposals and the Compensation Policy Proposal. If you have a personal interest in the Retention Bonus Proposals or the Compensation Policy Proposal (in which case your vote will count only for or against the ordinary majority, and not for or against the special majority required for the approval of the Retention Bonus Proposals or the Compensation Policy Proposal, as applicable), please notify the Company's EVP General Counsel and Corporate Secretary at nativ.noam@zim.com or by mail to the Company's offices, c/o Mr. Noam Nativ, at 9, Andrei Sakharov Street, Haifa, Israel, or by telephone: +972-4-865-2170. If your Shares are held in "street name" by your broker, bank or other nominee and you have a personal interest in the Retention Bonus Proposals or the Compensation Policy Proposal, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence. Please see the Company’s proxy statement, dated March 19, 2026 (the “Proxy Statement”) for a further explanation as to each proposal, including as to who is considered an “Interested Shareholder”.

Important note concerning the Merger Proposal: Your vote under this proxy will not be counted towards or against the majority required for the approval of the Merger Proposal unless you confirm that you are not a Parent Affiliate (as described on the reverse side) by completing the box “Yes” next to item 1a on the reverse side. For the avoidance of doubt, your vote under this proxy will not be counted towards or against the majority required for the approval of the Merger Proposal if you indicate that you are a Parent Affiliate or if you fail to make a selection as to whether or not you are a Parent Affiliate.

If you are unable to make the aforesaid confirmations required for Item 1a, or the Compensation Policy Proposal, for any reason or have any questions on how to fill out this proxy card, please contact: Sodali & Co. via email at ZIM@info.sodali.com, or via telephone: shareholders may call toll free at (800) 662-5200, and brokers and banks may call collect: (203) 658-9400.

This proxy also delegates, to the extent permitted by applicable law, discretionary authority to vote with respect to any other business which may properly come before the Special General Meeting or any adjournment(s) or postponement(s) thereof.

Whether or not you expect to attend the Meeting, please complete, date and sign this form of proxy and mail the entire proxy promptly, along with proof of identity in accordance with the Company’s Proxy Statement, in the enclosed envelope in order to assure representation of these Shares. No postage need be affixed if the proxy is mailed in the United States.

The Shares represented by this proxy card will be voted in the manner directed.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on April 29, 2026 (i.e., 6:59 a.m. Israel Time on April 30, 2026). Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

VOTE BY PHONE –1-800-690-6903

Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on April 29, 2026 (i.e., 6:59 a.m. Israel Time on April 30, 2026). Have your proxy card in hand when you call and then follow the instructions.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS

If you would like to reduce the cost incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the internet. To sign up for electronic delivery, please go to www.proxvote.com and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. The signed proxy card must be received by 11:59 p.m. Eastern Time on April 29, 2026 (i.e., 6:59 a.m. Israel Time on April 30, 2026).

Important instructions for Item 1a relating to Proposal No. 1:

IF YOU ARE NOT A PARENT AFFILIATE (AS DEFINED BELOW), PLEASE BE CERTAIN TO CHECK THE BOX “YES” IN ITEM 1a TO CONFIRM YOUR STATUS.

Under the Israeli Companies Law, 5759-1999, your Shares cannot be counted towards or against the majority required for approval of the Merger Proposal unless you provide the foregoing important confirmation.

If you are a Parent Affiliate, please check the box “NO” in Item 1a.

The Board of Directors recommends you vote FOR the following proposals:

☒	Please mark your votes as in this example.

Proposal 1:

1. The Merger Proposal. To approve, pursuant to the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”), the Agreement and Plan of Merger, dated as of February 16, 2026, by and among ZIM Integrated Shipping Services Ltd. (“ZIM” or the “Company”), Hapag-Lloyd AG, a German stock corporation (Aktiengesellschaft) incorporated under the laws of Germany (“Parent”), and Norazia (Israel) Ltd., a company organized under the laws of the State of Israel and a direct wholly owned subsidiary of Parent (“Merger Sub”), and the transactions contemplated thereby, including approval of: (a) the merger pursuant to Sections 314 through 327 of the Israeli Companies Law, whereby Merger Sub will merge with and into the Company, with the Company surviving and becoming a wholly owned subsidiary of Parent; (b) the consideration to be received by the Company’s shareholders in the merger, other than holders of “Converted Shares” and “Deemed Cancelled Shares” (each as defined in the merger agreement), consisting of the right to receive $35.00 in cash, without interest and less any applicable withholding taxes, per ZIM ordinary share held as of immediately prior to the effective time of the merger; and (c) all other transactions and arrangements contemplated by the merger agreement, upon the terms and subject to the conditions set forth therein (Collectively, the “Merger Proposal”).

FOR	AGAINST	ABSTAIN
☐	☐	☐

1a. The undersigned confirms that he, she or it is not (a) Parent, Merger Sub or any person or entity holding, directly or indirectly, 25% or more of the total outstanding voting power of Parent or Merger Sub, or the right to appoint 25% or more of the directors of Parent or Merger Sub; (b) a person or entity acting on behalf of Parent, Merger Sub or a person or entity described in clause (a) above; or (c) a family member of, or an entity controlled by, Parent, Merger Sub or any of the foregoing (each, a “Parent Affiliate”). Check this box “YES” to confirm that you are not a Parent Affiliate. Otherwise, check the box “NO” if you are a Parent Affiliate.

(THIS ITEM MUST BE COMPLETED)

Yes	No
☐	☐

Proposal 2:

2. The Retention Bonus Proposals. To approve a one-time cash retention bonus to (a) 13 office holders of ZIM (but excluding the directors of ZIM) and (b) ZIM’s Chief Executive Officer and President, of up to 12 monthly base salaries of such office holder, as shall be determined by ZIM’s compensation committee and board of directors, to be paid upon the earlier of (i) the closing of the merger and (ii) the lapse of 15 months as of the date of the signing of the merger agreement (the “Retention Bonus Proposals”).

a.	Retention Bonus Proposal for 13 Office Holders of ZIM:

FOR	AGAINST	ABSTAIN
☐	☐	☐

b.	Retention Bonus Proposal for ZIM’s Chief Executive Officer and President:

FOR	AGAINST	ABSTAIN
☐	☐	☐

Proposal 3:

The Compensation Policy Proposal. To approve a new compensation policy for directors and office holders, in the form attached to the accompanying proxy statement as Annex B, for a period of three years from the date of the ZIM special general meeting (the “Compensation Policy Proposal”).

FOR	AGAINST	ABSTAIN
☐	☐	☐

Please note: By voting, whether by means of this proxy card, via telephone or internet voting, you will be deemed to confirm to the Company that you are NOT an Interested Shareholder. If you are an Interested Shareholder, please notify the Company, as described in this proxy card (in which case your vote will only count for or against the ordinary majority, and not for or against the special majority, required for approval and adoption of the Retention Proposal and the Compensation Policy Proposal).

PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

Dated: ___________, 2026
(Signature of Shareholder)
(Signature of Shareholder)

Please sign exactly as your name(s) appear(s) on your share certificate. If signing as attorney, executor, administrator, trustee or guardian, please indicate the capacity in which signing. When signing as joint tenants, all parties to the joint tenancy must sign. When the proxy is given by a corporation, it should provide the full name of the corporation and the title of the authorized officer signing.